4/14

82- SUBMISSIONS FACING SHEET

MICF



REGISTRANT'S NAME	**Xinhua Finance Limited**
***CURRENT ADDRESS**	**2003-5 Vicwood Plaza** **199 Des Voeux Road Central** **Hong Kong**
****FORMER NAME**	______
****NEW ADDRESS**	______

FILE NO. **82-** 34883 **FISCAL YEAR** **2004** 12-31-04

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	X
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF / BY: Min

DATE:06/15/05

82-34883

RECEIVED
APR 14 2005
OFFICE OF INTERNATIONAL CORPORATE FINANCE – CORPORATION FINANCE

AR/S
12-31-04

XINHUA FINANCE LIMITED

Report and Financial Statements
For the year ended December 31, 2004

XINHUA FINANCE LIMITED

REPORT AND FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

CONTENTS



AUDITORS' REPORT

TO THE DIRECTORS OF XINHUA FINANCE LIMITED
(incorporated in the Cayman Islands with limited liability)

We have audited the financial statements on pages 2 to 38 which have been prepared in accordance with International Financial Reporting Standards.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at December 31, 2004 and of the loss of the Company for the period from January 5, 2004 (date of incorporation) to December 31, 2004 and of the loss and cash flows of the Group for the year then ended.

DELOITTE TOUCHE TOHMATSU

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
April 11, 2005

XINHUA FINANCE LIMITED

INCOME STATEMENTS
FOR THE YEAR/PERIOD ENDED DECEMBER 31, 2004

	NOTES	THE GROUP 1.1.2004 to 12.31.2004 US$'000	THE GROUP 1.1.2003 to 12.31.2003 US$'000	THE COMPANY 1.5.2004 to 12.31.2004 US$'000
Turnover	4	59,690	15,070	5,355
Cost of sales		(29,688)	(7,174)	(5,279)
Gross profit		30,002	7,896	76
Other operating income		223	160	71
Marketing and promotional expenses		(2,111)	(1,208)	-
Administrative expenses		(23,386)	(7,726)	(1,138)
Impairment loss on investments in subsidiaries		-	-	(1,400)
Unrealised loss on securities assets		(151)	-	-
Profit (loss) before interest, tax, depreciation and amortisation		4,577	(878)	(2,391)
Depreciation and amortisation		(5,291)	(554)	-
Loss from operations	5	(714)	(1,432)	(2,391)
Finance costs	6	(498)	(53)	(363)
Loss before taxation		(1,212)	(1,485)	(2,754)
Taxation	7	155	(143)	-
Loss before minority interests		(1,057)	(1,628)	(2,754)
Minority interests		(363)	52	-
Net loss for the year/period		(1,420)	(1,576)	(2,754)
Loss per share - Basic	8	(US$15.86)	(US$56.31)	(US$30.76)

XINHUA FINANCE LIMITED

CONSOLIDATED BALANCE SHEET
AT DECEMBER 31, 2004

	NOTES	2004 US$'000	2003 US$'000
Non-current assets			
Property, plant and equipment	9	3,727	467
Intangible assets	11	11,508	1,066
Goodwill	12	122,853	4,170
Negative goodwill	13	(33)	(65)
Securities assets	14	10,219	4,250
Payment deposit for an acquisition	15	121	1,815
Deferred taxation	16	255	-
		148,650	11,703
Current assets			
Trade and other receivables		15,116	3,788
Amount due from a joint alliance partner		144	34
Amount due from a shareholder		458	66
Taxation recoverable		171	8
Bank balances and cash		40,449	18,151
		56,338	22,047
Current liabilities			
Trade and other payables		10,635	3,455
Subscriptions received in advance		15,748	-
Consideration payable for acquisition due within one year	19	20,138	-
Obligations under an onerous contract due within one year	20	375	-
Obligations under finance leases due within one year	21	37	34
Amount due to a minority shareholder of a subsidiary		441	-
Amount due to a related company		-	15
Amounts due to shareholders		900	1,326
Amounts due to directors		86	439
Loan from a related company		-	241
Loan from a shareholder		23	164
Taxation payable		398	137
Current portion of long-term bank loans	22	40	14
Short-term bank loans		122	106
Other short-term loan		-	11
Bank overdraft		-	9
		48,943	5,951
Net current assets		7,395	16,096
Total assets less current liabilities		156,045	27,799

XINHUA FINANCE LIMITED

	NOTES	2004 US$'000	2003 US$'000
Non-current liabilities			
Consideration payable for acquisition due after one year	19	1,250	-
Obligations under an onerous contract due after one year	20	999	-
Obligations under finance leases due after one year	21	26	14
Long-term bank loans	22	48	69
Other long-term payables		1,694	-
		4,017	83
Minority interests		(180)	(281)
Net assets		152,208	27,997
Capital and reserves			
Share capital	23	522	188
Reserves		151,686	27,809
Shareholders' funds		152,208	27,997

The financial statements on pages 2 to 38 were approved and authorised for issue by the Board of Directors on April 11, 2005 and are signed on its behalf by:

FREDY BUSH
DIRECTOR

LIE JAE YOUNG
DIRECTOR

XINHUA FINANCE LIMITED

BALANCE SHEET
AT DECEMBER 31, 2004

	NOTES	US$'000
Non-current asset		
Interests in subsidiaries	10	140,340
Current assets		
Note receivable from a subsidiary		3,000
Amount due from a subsidiary		27,318
		30,318
Current liabilities		
Accounts payables		63
Consideration payable for acquisition	19	19,788
Amounts due to subsidiaries		277
Amount due to a director		65
		20,193
Net current assets		10,125
Net assets		150,465
Capital and reserves		
Share capital	23	522
Reserves	26	149,943
Shareholders' funds		150,465

FREDY BUSH
DIRECTOR

LIE JAE YOUNG
DIRECTOR

XINHUA FINANCE LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED DECEMBER 31, 2004

	Share capital US$'000	Share premium US$'000	Contributed surplus US$'000	Special reserve US$'000	Translation reserve US$'000	Deficit US$'000	Total US$'000
At January 1, 2003	74	21,526	-	229	-	(18,750)	3,079
Issue of shares	114	25,782	-	(229)	-	-	25,667
Expenses incurred in connection with the issue of shares	-	(2,777)	-	-	-	-	(2,777)
Shares issuable upon acquisition of subsidiaries	-	-	-	3,604	-	-	3,604
Net loss for the year	-	-	-	-	-	(1,576)	(1,576)
At December 31, 2003	188	44,531	-	3,604	-	(20,326)	27,997
Arising on group reorganisation	-	(44,531)	44,531	-	-	-	-
Issue of shares	334	131,370	-	(3,604)	-	-	128,100
Expenses incurred in connection with the issue of shares	-	(4,931)	-	-	-	-	(4,931)
Shares issuable upon acquisition of subsidiaries	-	-	-	2,604	-	-	2,604
Exchange differences arising from translation of financial statements of overseas operations	-	-	-	-	(142)	-	(142)
Net loss for the year	-	-	-	-	-	(1,420)	(1,420)
At December 31, 2004	522	126,439	44,531	2,604	(142)	(21,746)	152,208

The contributed surplus of the Group represents the difference between the nominal amount of the shares issued by the Company and the aggregate amount of the share capital and share premium of the subsidiary acquired pursuant to a group reorganisation in March 2004.

XINHUA FINANCE LIMITED

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2004

	NOTE	2004 US$'000	2003 US$'000
Operating activities			
Loss before taxation		(1,212)	(1,485)
Adjustments for:			
Interest income		(186)	(3)
Interest expenses		498	53
Depreciation and amortisation		5,291	554
Unrealised loss on securities assets		151	-
Loss (gain) on disposal of property, plant and equipment		2	(5)
Obligations arisen under an onerous contract		1,374	-
Assets received for services		(6,052)	(4,250)
Negative goodwill released to income		(32)	(33)
Effect of foreign exchange rate changes on inter-company balances		(188)	-
Operating cash flows before movements in working capital		(354)	(5,169)
Increase in trade and other receivables		(3,759)	(1,923)
Increase in amount due from a joint alliance partner		(351)	(61)
Increase in amount due from a shareholder		(392)	(66)
(Decrease) increase in trade and other payables		(3,866)	1,621
Increase in subscriptions received in advance		4,355	-
Increase in amount due to a minority shareholder of a subsidiary		441	-
(Decrease) increase in amount due to a related company		(15)	15
Decrease in amounts due to shareholders		(426)	(141)
(Decrease) increase in amounts due to directors		(353)	439
Cash used in operations		(4,720)	(5,285)
Taxation paid		(422)	(14)
Net cash used in operating activities		(5,142)	(5,299)
Investing activities			
Interest received		186	3
Purchase of property, plant and equipment		(1,352)	(221)
Proceeds from disposal of property, plant and equipment		4	24
Purchase of subsidiaries (net of cash and cash equivalents acquired)	27	(53,013)	64
Investment in unlisted equity securities		(68)	-
Refund (deposits paid) for an acquisition		1,694	(1,815)
Net cash used in investing activities		(52,549)	(1,945)

XINHUA FINANCE LIMITED

	2004 US$'000	2003 US$'000
Financing activities		
Interest paid	(498)	(53)
Proceeds from issue of shares	84,764	25,460
Expenses incurred in connection with the issue of shares	(4,931)	(2,777)
Repayment of obligations under finance leases	(55)	(34)
Repayment to a related company	(241)	(33)
Repayment to a shareholder	(141)	(344)
Repayment of notes payable	(344)	-
Other short-term loan (repaid) raised	(11)	11
Bank loans (repaid) raised	(308)	122
Other long-term payables raised	1,694	-
Net cash from financing activities	79,929	22,352
Net increase in cash and cash equivalents	22,238	15,108
Cash and cash equivalents at January 1	18,142	3,034
Effect of foreign exchange rate changes	69	-
Cash and cash equivalents at December 31	40,449	18,142
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	40,449	18,151
Bank overdraft	-	(9)
	40,449	18,142

1. GROUP RESTRUCTURING AND BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The Company was incorporated on January 5, 2004 in the Cayman Islands as an exempted company with limited liability and acts as an investment holding company with its subsidiaries engaged in the provision of China-specific indices, financial news feeds, credit ratings and investor relations services.

These financial statements are presented in United States dollars (US$), the currency in which the majority of the Group's transactions is denominated.

Under a group reorganisation to rationalise the structure of the Group, the Company became the holding company of the Group in March 2004 (the "Group Reorganisation"). The principal steps of the reorganisation, which involved the exchange of shares, were that the shares of the Company were issued and allotted to the then existing shareholders of Xinhua Financial Network Limited ("XFN") in exchange for their shares in XFN.

The Group resulting from the above mentioned reorganisation is regarded as a continuing entity. Accordingly, the financial statements of the Group have been prepared using the principles of pooling of interests in accordance with International Accounting Standard ("IAS") No. 22 "Business combinations" ("IAS 22").

2. POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

In 2003 and 2004, the International Accounting Standards Board issued a number of new or revised IAS and International Financial Reporting Standards ("IFRS") (herein collectively referred to as "new Standards") which are effective for accounting periods beginning on or after January 1, 2005. The Group has not applied these new Standards in the financial statements for the year ended December 31, 2004 except for the IFRS 3 "Business combinations" ("IFRS 3") to business combinations for which the agreement date is on or after March 31, 2004, IAS 36 (Revised) "Impairment of assets" ("IAS 36 (Revised)") and IAS 38 (Revised) "Intangible assets" ("IAS 38 (Revised)") for goodwill and intangible assets acquired through business combinations for which the agreement date is on or after March 31, 2004.

The Group has commenced considering the potential impact of these new Standards but is not yet in a position to determine whether these new Standards would have a significant impact on how its results of operations and financial position are prepared and presented. These new Standards may result in changes in the future as to how the results and financial position are prepared and presented.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments, and in accordance with IFRS.

In the current year, the Group applied, for the first time, IFRS 3 to business combinations for which the agreement date is on or after March 31, 2004 and applied, for the first time, IAS 36 (Revised) and IAS 38 (Revised) for goodwill and intangible assets acquired through business combinations for which the agreement date is on or after March 31, 2004. For business combinations which the agreement date was before March 31, 2004, goodwill/negative goodwill arising on those acquisitions is accounted for in accordance with IAS 22. Under IAS 22, goodwill represents the excess of the cost of the acquisition over the Group's interest in the fair value of identifiable assets and liabilities of a subsidiary at the date of acquisition and is stated at cost less accumulated amortisation and accumulated impairment losses. IFRS 3 requires goodwill arising from acquisitions to be determined as the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities on the date of acquisition. After initial recognition, IFRS 3 requires goodwill to be carried at cost less accumulated impairment losses. IFRS 3 prohibits the amortisation of goodwill. Under IAS 36 (Revised), impairment reviews are required annually, or more frequently if there are indications that goodwill might be impaired. The application of IFRS 3 has resulted in the recognition of goodwill of US$103,848,000 which are not subject to amortisation but, impairment reviews are required. The application of IAS 38 (Revised) has no material effect to the Group.

The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and enterprises controlled by the Company (its subsidiaries) made up to December 31 each year. Control is achieved where the Company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

On acquisition, the assets and liabilities of a subsidiary are measured at their fair values at the date of acquisition. For business combinations which the agreement date was before March 31, 2004, any excess (deficiency) of the cost of acquisition over (below) the fair values of the identifiable net assets acquired is recognised as goodwill (negative goodwill). The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised. For business combinations which the agreement date was on or after March 31, 2004, any excess of the cost of acquisition over the fair values of the identifiable assets, liabilities and contingent liabilities acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to income statement in the period of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant inter-company transactions and balances between group enterprises are eliminated on consolidation.

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill

For business combinations with the agreement date before March 31, 2004, goodwill arising on consolidation which represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition, is recognised as an asset and amortised on a straight line basis over its estimated useful life. For business combinations with agreement date on or after March 31, 2004, goodwill arising on consolidation, which represents the excess of the cost of acquisition over the Group's interest in the net fair values of the identifiable assets, liabilities and contingent liabilities of a subsidiary at the date of acquisition, is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in income statement and is not subsequently reversed.

For the purposes of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually and whenever there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit.

Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition over the cost of acquisition. For business combinations which the agreement date was before March 31, 2004, negative goodwill is released to income based on an analysis of the circumstances from which the balance resulted. To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately. Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

Discount on acquisition arising on business combinations with agreement date on or after March 31, 2004 is recognised immediately in the income statement.

Investments in subsidiaries

Investments in subsidiaries are stated at cost less any identified impairment loss in the Company's financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

Revenue from subscription based real-time and historical information services is recognised on a straight line basis over the period of the subscription.

Service and solutions revenue is recognised when the services are provided.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value at the date of acquisition or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Group's general policy on borrowing costs.

Rentals payable under operating leases are charged to income on a straight line basis over the period of the respective leases.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any recognised impairment loss.

The gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

The cost of leasehold improvements is depreciated over three years using the straight line method or over the remaining period of the relevant lease, whichever is shorter.

Depreciation is provided to write off the cost of other property, plant and equipment, using the straight line method, over the following estimated useful lives:

Computer equipment	1 - 7 years
Furniture, fixtures and equipment	4 - 7 years

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant leases.

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Intangible assets

Intangible assets with finite useful lives are stated at cost less amortisation and any identified impairment loss. Amortisation is calculated on a straight line basis over their estimated useful economic lives.

Onerous contract

An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The present obligation under the contract shall be recognised and measured as a provision.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets (excluding goodwill arising on business combinations with agreement date on or after March 31, 2004) to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. For goodwill arising on business combinations with agreement date on or after March 31, 2004, impairment reviews are performed annually, or more frequently if there are conditions that goodwill might be impaired. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately. An impairment loss recognised for goodwill arising from business combinations for which the agreement date is on or after March 31, 2004 is not reversed in subsequent period.

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Financial assets

The Group's principal financial assets are securities assets, trade and other receivables and bank balances and cash.

Securities assets

Options and warrants are initially recognised at cost, being fair value of the consideration given including associated acquisition charges and are measured at fair value at subsequent reporting dates. Unrealised gains and losses are included in the income statement.

Trade and other receivables

Trade and other receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Financial liabilities

Financial liabilities are classified according to the substance of the contractual arrangements entered into. Principal financial liabilities include trade and other payables and consideration payable for acquisition.

Trade and other payables, consideration payable for acquisition and other long term payables are stated at their nominal value.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Taxation - continued

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the liability is settled or the asset realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Foreign currencies

Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates prevailing on the balance sheet date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Gains and losses arising on translation are included in net profit or loss for the period, except for exchange differences arising on non-monetary assets and liabilities where the changes in fair value is recognised directly to equity.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

4. TURNOVER AND SEGMENT INFORMATION

Business segments

For management purposes, the Group is currently organised into two main operating business namely provision of news and financial information and provision of service and solutions. These division are the basis on which the Group reports its primary segment information.

An analysis of the Group's turnover and results by business segments is as follows:

	2004		2003	
	Turnover US$'000	Results US$'000	Turnover US$'000	Results US$'000
Business segment				
- provision of news and financial information	36,137	2,343	3,527	(649)
- provision of service and solutions	23,553	2,826	11,543	2,283
	59,690	5,169	15,070	1,634
Unrealised loss on securities assets		(151)		-
Unallocated corporate expense		(5,732)		(3,066)
Loss from operations		(714)		(1,432)
Finance costs		(498)		(53)
Loss before taxation		(1,212)		(1,485)
Taxation		155		(143)
Loss before minority interests		(1,057)		(1,628)
Minority interests		(363)		52
Net loss for the year		(1,420)		(1,576)

An analysis of the Group's balance sheet by business segments is as follows:

	2004 US$'000	2003 US$'000
Assets		
Segment assets		
- provision of news and financial information	36,613	1,190
- provision of service and solutions	120,711	6,703
Unallocated corporate assets	47,664	25,857
	204,988	33,750
Liabilities		
Segment liabilities		
- provision of news and financial information	17,538	1,704
- provision of service and solutions	8,846	1,751
Unallocated corporate liabilities	26,576	2,579
	52,960	6,034

4. TURNOVER AND SEGMENT INFORMATION - continued

Business segments - continued

Other information

	2004 US$'000	2003 US$'000
Capital additions		
- provision of news and financial information	83,348	824
- provision of service and solutions	54,320	3,019
	137,668	3,843
Depreciation and amortisation		
- provision of news and financial information	3,776	93
- provision of service and solutions	1,515	461
	5,291	554

The number of employees for each of the Group's business segment is as follows:

	Number of employees	
	2004	2003
Provision for news and financial information	321	36
Provision of service and solutions	232	162
Head office and administration	35	35
	588	233

Geographical segments

The following table provides an analysis of the Group's turnover and contribution to loss from operations by geographical market, irrespective of the origin of the services:

	Turnover		Loss from operations	
	2004 US$'000	2003 US$'000	2004 US$'000	2003 US$'000
Asia (excluding Japan)	11,994	7,096	(3,014)	(1,528)
United States of America ("US")	33,021	4,625	2,381	502
Japan	5,075	1,979	153	(74)
Europe	9,448	-	(244)	-
Others	152	1,370	10	(332)
	59,690	15,070	(714)	(1,432)

4. TURNOVER AND SEGMENT INFORMATION - continued

The following is an analysis of the Group's carrying amount of segment assets and capital additions to property, plant and equipment and intangible assets analysed by the geographical market to which the assets are located:

	Carrying amount of segment assets		Capital additions	
	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000
Asia (excluding Japan)	118,197	10,668	27,662	1,810
US	78,488	21,208	76,160	1,179
Japan	2,675	560	11,706	505
Europe	5,393	-	21,792	-
Others	235	1,314	348	349
	204,988	33,750	137,668	3,843

The Company's turnover of the period represents service fee received and receivable from group companies.

5. LOSS FROM OPERATIONS

	THE GROUP		THE COMPANY
	1.1.2004 to 12.31.2004	1.1.2003 to 12.31.2003	1.5.2004 to 12.31.2004
	US$'000	US$'000	US$'000
Loss from operations has been arrived at after charging:			
Directors' remuneration			
- fees	60	30	-
- retirement benefits scheme contributions	5	5	2
- other emoluments	774	1,525	545
Less: Directors' remuneration charged to share premium	-	(450)	-
	839	1,110	547
Other staff's retirement benefits scheme contributions	285	58	1
Other staff costs	23,937	5,889	162
	25,061	7,057	710
Amortisation of goodwill	860	125	-
Amortisation of intangible assets	3,342	141	-
Depreciation of property, plant and equipment			
- owned by the Group	1,038	256	-
- held under finance leases	51	32	-
Loss on disposal of property, plant and equipment	2	-	-
Operating lease rentals in respect of land and buildings	2,657	744	-
and after crediting:			
Gain on disposal of property, plant and equipment	-	5	-
Interest income	186	3	-
Negative goodwill released to income (included in other operating income)	32	33	-

6. FINANCE COSTS

	THE GROUP		THE COMPANY
	1.1.2004 to 12.31.2004	1.1.2003 to 12.31.2003	1.5.2004 to 12.31.2004
	US$'000	US$'000	US$'000
Interest on			
- bank and other borrowings wholly repayable within five years	(484)	(10)	(363)
- finance leases	(8)	(6)	-
- loan from a related company	(3)	(17)	-
- loan from a shareholder	(3)	(20)	-
	(498)	(53)	(363)

7. TAXATION

	THE GROUP		THE COMPANY
	1.1.2004 to 12.31.2004	1.1.2003 to 12.31.2003	1.5.2004 to 12.31.2004
	US$'000	US$'000	US$'000
Hong Kong Profits Tax calculated at 17.5% on the estimated assessable profit for the year/period	(2)	(134)	-
Overseas taxation	204	(9)	-
	202	(143)	-
Deferred taxation	(47)	-	-
	155	(143)	-

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

Taxation for the year/period is reconciled to the loss before taxation as follows:

	THE GROUP				THE COMPANY	
	1.1.2004 to 12.31.2004		1.1.2003 to 12.31.2003		1.5.2004 to 12.31.2004	
	US$'000	%	US$'000	%	US$'000	%
Loss before taxation	(1,212)		(1,485)		(2,754)	
Tax at the applicable income tax rate	212	17.5	260	17.5	482	17.5
Tax effect of expenses not deductible for tax purposes	(832)	(68.6)	(262)	(17.6)	(247)	(9.0)
Tax effect of income not taxable for tax purposes	222	18.3	69	4.6	-	-
Tax effect of unrecognised tax losses	(942)	(77.7)	(751)	(50.6)	(235)	(8.5)
Tax effect of utilisation of tax losses not previously recognised	878	72.4	273	18.4	-	-
Effect of different tax rates of subsidiaries operating in other jurisdictions	620	51.1	318	21.4	-	-
Others	(3)	(0.2)	(50)	(3.3)	-	-
Tax effect and effective tax rate for the year/period	155	12.8	(143)	(9.6)	-	-

8. LOSS PER SHARE

THE GROUP

The calculation of the basic loss per share is based on the Group's net loss for the year of US$1,420,000 (2003: US$1,576,000) and on the weighted average number of 89,530 (2003: 27,988) shares in issue on the assumption that the Group Reorganisation and consolidation of shares as detailed in note 23 had been effective on January 1, 2003.

THE COMPANY

The calculation of the basic loss per share is based on the Company's net loss for the period of US$2,754,000 and on the weighted average number of 89,530 shares in issue on the assumption that the consolidation of shares as detailed in note 23 had been effective on January 5, 2004 (date of incorporation).

No diluted loss per share have been presented for the Group or the Company because the exercise of the warrants and options would result in a decrease in the loss per share.

9. PROPERTY, PLANT AND EQUIPMENT

	Computer equipment US$'000	Furniture, fixtures and equipment US$'000	Leasehold improvements US$'000	Total US$'000
THE GROUP				
COST				
At January 1, 2004	548	347	205	1,100
Currency realignment	30	25	1	56
Acquired on acquisition of subsidiaries	2,291	391	290	2,972
Additions	1,228	101	40	1,369
Disposals	(181)	(5)	(7)	(193)
At December 31, 2004	3,916	859	529	5,304
DEPRECIATION				
At January 1, 2004	243	216	174	633
Currency realignment	22	19	1	42
Provided for the year	892	124	73	1,089
Eliminated on disposals	(178)	(5)	(4)	(187)
At December 31, 2004	979	354	244	1,577
NET BOOK VALUES				
At December 31, 2004	2,937	505	285	3,727
At December 31, 2003	305	131	31	467

At the balance sheet date, the net book value of property, plant and equipment held under finance leases by the Group was US$81,000 (2003: US$52,000).

10. INTERESTS IN SUBSIDIARIES

	THE COMPANY US$'000
Unlisted shares, at cost	140,990
Less: Impairment loss	(1,400)
	139,590
Notes receivable from subsidiary	750
	140,340

Impairment loss was recognised based on the recoverable amounts of subsidiaries which were determined by the estimated discounted net future cash flows from these subsidiaries. The carrying amounts of the subsidiaries are reduced to the respective recoverable amounts which are estimated using a discount rate of 5%.

Details of the Company's principal subsidiaries at December 31, 2004 are set out in note 34.

The entire share capital of a subsidiary, Ford Investor Services, Inc., is pledged to the seller (note 19).

11. INTANGIBLE ASSETS

	Brand name and distribution right US$'000	Brand name license rights US$'000	Customer base US$'000	Customer list US$'000	Information database US$'000	Trademarks US$'000	Total US$'000
THE GROUP							
COST							
At January 1, 2003	1,100	-	-	-	-	-	1,100
Additions	-	207	-	-	-	-	207
At December 31, 2003	1,100	207	-	-	-	-	1,307
Acquired on acquisition of subsidiaries	-	-	3,482	437	5,995	3,870	13,784
At December 31, 2004	1,100	207	3,482	437	5,995	3,870	15,091
AMORTISATION							
At January 1, 2003	100	-	-	-	-	-	100
Amortised for the year	100	41	-	-	-	-	141
At December 31, 2003	200	41	-	-	-	-	241
Amortised for the year	100	41	678	68	1,724	731	3,342
At December 31, 2004	300	82	678	68	1,724	731	3,583
CARRYING AMOUNTS							
At December 31, 2004	800	125	2,804	369	4,271	3,139	11,508
At December 31, 2003	900	166	-	-	-	-	1,066

The intangible assets have finite useful lives, and are amortised on a straight line basis over its estimated useful lives as follows:

Brand name and distribution rights	11 years
Brand name license rights	5 years
Customer base	5 years
Customer list	5 years
Information database	4 years
Trademarks	5 years

12. GOODWILL

	US$'000
THE GROUP	
COST	
At January 1, 2003	912
Arising on acquisition of subsidiaries	3,428
At December 31, 2003	4,340
Arising on acquisition of subsidiaries	119,190
Arising on acquisition of additional interest in a subsidiary	353
At December 31, 2004	123,883
AMORTISATION	
At January 1, 2003	45
Amortised for the year	125
At December 31, 2003	170
Amortised for the year	860
At December 31, 2004	1,030
CARRYING AMOUNT	
At December 31, 2004	122,853
At December 31, 2003	4,170

At the balance sheet date, the cost of goodwill which are not subject to amortisation in accordance with IFRS 3 was US$103,848,000 (2003: Nil). The remaining balance of goodwill is amortised on a straight line basis over its estimated useful economic life of 20 years.

At December 31, 2004, the carrying amount of goodwill in relation to business combination with agreement date on or after March 31, 2004 had been allocated to the following cash generating units ("CGUs") that are expected to benefit from the respective business combinations:

	US$'000
Production of database and analysis (comprised of Mergent Inc. only)	74,409
Production of other analysis	29,439
	103,848

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

During the year, the Group performed impairment review for goodwill in relation to business combinations with agreement date on or after March 31, 2004 based on cash flow forecasts derived from the most recent financial budgets for the next five years approved by management using a discount rate of 5%. No impairment loss was considered necessary.

13. NEGATIVE GOODWILL

	US$'000
THE GROUP	
GROSS AMOUNT	
Arising on acquisition of a subsidiary and balance at December 31, 2003 and December 31, 2004	(98)
RELEASED TO INCOME	
Released in the year and balance at December 31, 2003	33
Released in the year	32
At December 31, 2004	65
CARRYING AMOUNT	
At December 31, 2004	(33)
At December 31, 2003	(65)

Negative goodwill is released to income on a straight line basis over the weighted average useful life of the depreciable assets acquired.

14. SECURITIES ASSETS

	THE GROUP	
	2004	2003
	US$'000	US$'000
Options and warrants of US listed companies	10,151	4,250
Unlisted equity securities, at cost	68	-
	10,219	4,250

The options and warrants will expire within one to five years. The options and warrants can be converted into shares of the US listed companies at a stipulated price, subject to adjustments.

Doherty & Company, LLC, an independent valuer, valued these options and warrants at December 31, 2004 calculated at an average discount rate of 3.56% and issued the valuation report on December 31, 2004. The Company accepted such report and used the valuation amount as the fair value of the options and warrants at December 31, 2004.

Unlisted equity securities are stated at cost less impairment as the fair value cannot be reliably determined.

15. PAYMENT DEPOSIT FOR AN ACQUISITION

The amount represents deposit paid for acquisition of an equity stock of a credit rating agency in the People's Republic of China (the "PRC").

16. DEFERRED TAXATION

Movements of the deferred tax assets recognised by the Group are as follows:

	Accelerated tax depreciation	Subscription revenue received in advance	Allowance for bad and doubtful debts	Others	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
THE GROUP					
At January 1, 2003 and December 31, 2003	-	-	-	-	-
Arising on acquisition of subsidiaries	(6)	425	(126)	9	302
(Charge) credit to income statement for the year	(38)	(210)	75	126	(47)
At December 31, 2004	(44)	215	(51)	135	255

At the balance sheet date, the Group and the Company have unutilised tax losses of US$21,421,000 (2003: US$15,915,000) and US$1,341,000 respectively, available for offset against future profits. No deferred tax asset has been recognised in respect of the unutilised tax losses due to the unpredictability of future profit streams. Included in unrecognised tax losses are tax losses of US$9,770,000 which will expire gradually up to 2024. Other tax losses may be carried forward indefinitely.

17. FINANCIAL ASSETS

THE GROUP

The directors consider that the carrying amounts of trade and other receivables, amount due from a joint alliance partner, amount due from a shareholder and bank balances and cash approximate to their fair values.

THE COMPANY

The directors consider that the carrying amount of note receivable from a subsidiary and amount due from a subsidiary approximate to their fair values.

The note receivable from a subsidiary is unsecured, carries interest at the prevailing market rate and is repayable in 2005 except for an amount of HK$750,000 which is repayable in 2006.

17. FINANCIAL ASSETS - continued

Credit risk

The Group's financial assets are trade and other receivables, amount due from a joint alliance partner, amount due from a shareholder and bank balances and cash, which represent the Group's maximum exposure to credit risk in relation to financial assets.

The Company's financial assets are note receivable from a subsidiary and amount due from a subsidiary, which represent the Company's maximum exposure to credit risk in relation to financial assets.

The Group's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, if any, estimated by the Group's management based on prior experience and their assessment of the current economic environment.

The credit risk on liquid funds is limited because majority of the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Group has no significant concentration of credit risk, with exposure spread over a large number of counterparties and customers.

18. FINANCIAL LIABILITIES

THE GROUP

The amount due to a minority shareholder of a subsidiary, amount due to a related company, amounts due to shareholders, amounts due to directors and other long term payables are unsecured, interest-free and are repayable on demand.

The loan from a related company, loan from a shareholder and other short-term loan are unsecured, carry interest at the prevailing market rate and are repayable on demand.

The directors consider that the carrying amounts of trade and other payables, consideration payable for acquisition, amount due to a minority shareholder of a subsidiary, amount due to a related company, amounts due to shareholders, amounts due to directors, loan from a related company, loan from a shareholder, short-term bank loans and other short-term loan approximate to their fair values.

THE COMPANY

The directors consider that the carrying amounts of accounts payables, consideration payable for acquisition, amounts due to subsidiaries and loan from a director approximate to their fair values.

The loan from a director is unsecured, interest-free and is repayable on demand.

19. CONSIDERATION PAYABLE FOR ACQUISITION

	THE GROUP		THE COMPANY	
	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000
The consideration payable carries interest at the prevailing market rate and is repayable as follows:				
Within one year	20,138	-	19,788	-
Between one to two years	1,250	-	-	-
	21,388	-	19,788	-
Less: Amount due within one year shown under current liabilities	20,138	-	19,788	-
Amount due after one year	1,250	-	-	-

The amount includes US$1,600,000 payable to the seller of Ford Investor Services, Inc. which are secured by the assets purchased of US$2,027,000 and a pledge of the entire issued capital acquired.

20. OBLIGATIONS UNDER AN ONEROUS CONTRACT

	THE GROUP	
	2004	2003
	US$'000	US$'000
The obligations are repayable as follows:		
Within one year	375	-
Between one to two years	375	-
Between two to five years	624	-
	1,374	-
Less: Amount due within one year shown under current liabilities	375	-
Amount due after one year	999	-

The obligations represent lease payments related to the closure of certain overseas facilities.

21. OBLIGATIONS UNDER FINANCE LEASES

	THE GROUP			
	Minimum lease payments		Present value of minimum lease payments	
	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000
Amounts payable under finance leases:				
Within one year	46	40	37	34
Between one to two years	30	17	24	14
Between two to five years	2	-	2	-
	78	57	63	48
Less: Future finance charges	15	9	-	-
Present value of lease obligations	63	48	63	48
Less: Amount due within one year shown under current liabilities			37	34
Amount due after one year			26	14

The fair value of lease obligations approximates their carrying value.

22. BANK LOANS

	THE GROUP	
	2004	2003
	US$'000	US$'000
The bank loans are repayable as follows:		
Within one year	40	14
Between one to two years	32	28
Between two to five years	16	41
	88	83
Less: Amount due within one year shown under current liabilities	40	14
Amount due after one year	48	69

The fair value of the bank loans approximate their carrying value.

The bank loans carry fixed interests at rates ranging from 4.0% to 8.5% (2003: 4.8% to 8.5%) per annum.

23. SHARE CAPITAL

	Number of shares		
	Ordinary shares	Preferred shares	Amount HK$'000
Authorised:			
Shares of HK$0.01 each			
- on incorporation	550,000,000	450,000,000	10,000
- increase in authorised share capital	4,000,000,000	-	40,000
Effect on consolidation of every 2,000 shares of HK$0.01 each into 1 share of HK$20 each	(4,547,725,000)	(449,775,000)	-
Conversion of preferred shares to ordinary shares	79,472	(79,472)	-
	2,354,472	145,528	50,000

	Number of shares				
	Ordinary shares	Series A preferred shares	Series B preferred shares	Series C preferred shares	Amount HK$'000
Issued and fully paid:					
Shares of HK$0.01 each					
- on incorporation	1	-	-	-	-
- issued upon a Group Reorganisation	63,017,993	20,860,728	62,597,944	-	1,465
- issued for acquisition of subsidiaries	92,966,886	-	-	-	930
- issued for acquisition of additional interests in a subsidiary	447,300	-	-	-	4
- issued as compensation for directors and staff	47,175,176	-	-	-	472
- issued for cash	-	-	8,483,325	66,106,387	746
- issued in lieu of payment	-	-	-	894,975	9
- effect on consolidation of every 2,000 shares of HK$0.01 each into 1 share of HK$20 each	(203,505,553)	(20,850,298)	(71,045,728)	(66,967,861)	-
Shares of HK$20 each					
- conversion of preferred shares to ordinary shares	79,472	(10,430)	(35,541)	(33,501)	-
- issue of shares on listing	20,000	-	-	-	400
- issue of shares on exercise of over-allocation options	2,290	-	-	-	46
- at December 31, 2004	203,565	-	-	-	4,072
Shown in the financial statements at December 31, 2004 as					US$522,000

23. SHARE CAPITAL - continued

The Company was incorporated on January 5, 2004 with an authorised ordinary share capital of HK$5,500,000 divided into 550,000,000 ordinary shares of HK$0.01 each and preference share capital of HK$4,500,000 divided into 450,000,000 preference shares of HK$0.01 each. At the time of incorporation, the Company issued 1 ordinary share of HK$0.01 each, for cash at par, to provide the initial capital for the Company.

Pursuant to ordinary resolutions passed in an extraordinary general meeting held on August 24, 2004, the authorised ordinary share capital of the Company was increased from HK$5,500,000 to HK$45,500,000 by the creation of an additional 4,000,000,000 shares of HK$0.01 each. These shares rank pari passu with the then existing ordinary shares in all respects. In addition, for each class of the Company's shares, every 2,000 shares of HK$0.01 each were consolidated into 1 share of HK$20 each.

During the year, the changes in the issued share capital of the Company were as follows:

(a) Upon Group Reorganisation, the Company issued 63,017,993 new ordinary shares, 20,860,728 Series A preferred shares and 62,597,944 Series B preferred share of HK$0.01 each in the Company credited as fully paid as consideration for and in exchange for the entire issued capital of XFN.

(b) Ordinary shares of HK$0.01 each were issued for acquisition of subsidiaries and additional interests in a subsidiary (Note 27).

(c) Ordinary shares of HK$0.01 each were issued as compensation for directors and staff at HK$0.01 per share.

(d) Series B preferred shares of HK$0.01 each were issued at US$0.36 per share.

(e) Series C preferred shares of HK$0.01 each were issued at US$0.73 per share.

(f) Pursuant to the underwriting agreement dated October 18, 2004, the Company offered 20,000 new shares of HK$20 each for subscription at Yen175,000 per share.

(g) On November 29, 2004, 2,290 ordinary shares of HK$20 each were issued at Yen175,000 per share on exercise of over-allocation options.

(h) On October 28, 2004, every preferred shares were converted to an ordinary shares.

The share capital shown on the consolidated balance sheet as at December 31, 2003 represented the share capital of XFN.

24. WARRANTS

Unexercised warrants issued to consultants and advisers during the year are as follows:

Date of grant	Exercise price US$	Vesting period	Exercise period	Number of shares outstanding of which warrants have been granted at 12.31.2004
7.16.2004	720	7.16.2004 - 9.30.2004	10.1.2004 - 10.25.2005	6,944
7.16.2004	792	7.16.2004 - 9.30.2004	10.1.2004 - 9.30.2008	1,300
8.12.2004	792	8.12.2004 - 9.30.2004	10.1.2004 - 9.30.2008	98

No warrants were exercised during the year.

25. SHARE BASED PAYMENT ARRANGEMENT

In January 2002, XFN, the predecessor of the Company, adopted a share option plan which was subsequently revised in November 2003 and was later adopted by the Company in April 2004. The plan will expire on its tenth year anniversary. The purpose of the plan is to attract key employees to the Group and encourage them to make the Group's business more successful. Under the plan, the compensation committee which is appointed by the board of directors, may grant ordinary shares of the Company and/or options to subscribe for ordinary shares of the Company to any eligible employees of the Company, including directors of the Company, consultants and advisors of the Company. An award agreement will be signed with each recipient. Options granted are exercisable within ten years from the date of grant or as other terms set forth in the award agreement. No consideration is payable on the grant of an option. The maximum number of shares in respect of which options may be granted under the plan may not exceed 20% of the enlarged share capital of the Company.

The financial impact of share options granted is not recorded in the Group's balance sheet until such time as the options are exercised, and no charge is recognised in the income statement in respect of the value of options granted in the year. Upon the exercise of the share options, the shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded in the share premium account. Options which lapse or are cancelled prior to their exercise date are deleted from the register of outstanding options. The financial impact of shares granted are recorded by the Company as additional share capital at their nominal value.

25. SHARE BASED PAYMENT ARRANGEMENT - continued

Unexercised options granted to the directors of the Company under the share option plan, during the year is as follows:

Name of directors	Date of grant	Vesting period	Exercise period	Number of shares outstanding of which options have been granted at 12.31.2004
Mr. Shelly Singhal	11.1.2004	Nil	11.1.2004 - 11.1.2006	3
		11.1.2004 - 10.31.2005	11.1.2005 - 11.1.2006	5
		11.1.2004 - 10.31.2006	11.1.2006 - 12.1.2006	5
Mr. Dennis Lindsay Pelino	1.5.2004	Nil	1.5.2004 - 12.31.2005	3
		1.5.2004 - 12.30.2004	12.31.2004 - 12.31.2005	5
		1.5.2004 - 12.30.2005	12.31.2005 - 12.31.2005	5
Mr. Wu Ji Guang	1.5.2004	Nil	1.5.2004 - 12.31.2005	3
		1.5.2004 - 12.30.2004	12.31.2004 - 12.31.2005	5
		1.5.2004 - 12.30.2005	12.31.2005 - 12.31.2005	5
Mr. Xue Yong Xing	1.5.2004	Nil	1.5.2004 - 12.31.2005	3
		1.5.2004 - 12.30.2004	12.31.2004 - 12.31.2005	5
		1.5.2004 - 12.30.2005	12.31.2005 - 12.31.2005	5
Mr. John MacLeod Williams	1.5.2004	Nil	1.5.2004 - 12.31.2005	3
		1.5.2004 - 12.30.2004	12.31.2004 - 12.31.2005	5
		1.5.2004 - 12.30.2005	12.31.2005 - 12.31.2005	5

The exercise price of the options is the most recent financing round valuation just before exercise of the share option. The latest most recent financing round valuation just before the balance sheet date is US$1,600.

No options were exercised during the year and no options were granted to employees other than directors of the Company. The options granted to Mr. John MacLeod Williams were registered in the name of Vavasseur Overseas Holdings Limited, a corporate shareholder of the Company.

Movement of shares granted and issued to employees (including directors) during the year on the assumption that the consolidation of shares had been effective on January 1, 2003, is as follows:

	Number of shares	
	2004	2003
At January 1	9,449	-
Granted during the year	17,202	13,474
Issued during the year	(23,588)	(4,025)
Shares issuable	3,063	9,449

The average vesting period of the shares issuable is one to two years at a subscription price of HK$20 each.

25. SHARE BASED PAYMENT ARRANGEMENT - continued

Movement of shares granted and issued to directors during the year on the assumption that the consolidation of shares had been effective on January 1, 2003, is as follows:

	Number of shares	
	2004	2003
At January 1	6,950	-
Granted during the year	11,950	9,600
Issued during the year	(18,900)	(2,650)
Shares issuable	-	6,950

26. RESERVES

	Share premium	Contributed surplus	Special reserve	Deficit	Total
	US'000	US'000	US'000	US'000	US'000
THE COMPANY					
Arising on group reorganisation	-	23,654	3,604	-	27,258
Issue of shares	131,370	-	(3,604)	-	127,766
Expenses incurred in connection with the issue of shares	(4,931)	-	-	-	(4,931)
Shares issuable upon acquisition of subsidiaries	-	-	2,604	-	2,604
Net loss for the period	-	-	-	(2,754)	(2,754)
At December 31, 2004	126,439	23,654	2,604	(2,754)	149,943

The contributed surplus of the Company represents the differences between the aggregate net assets of the subsidiaries acquired by the Company under the Group Reorganisation and the nominal amount of the Company's shares issued for the acquisition.

27. BUSINESS ACQUISITIONS

(a) Business acquisitions accounted for in accordance with IAS 22:

In March 2004, the Group acquired the entire issued share capital of Market News International Inc. ("MNI"), for a cash consideration of US$11,680,000 and the issue of 12,500,030 ordinary shares of HK$0.01 each with a fair value of US$4,500,000 of the Company.

In January 2003, the Group acquired the entire issued share capital of AFX Asia Pte. Limited for a cash consideration of US$169,000.

In January 2003, the Group acquired 85% of the equity interest in Xinhua Finance Japan Limited for a consideration which was satisfied by the issue of 2,083,140 ordinary shares of HK$0.01 each with a fair value of US$1,435,000 of the Company which were issued in 2004.

In December 2003, the Group acquired the entire issued share capital of Xinhua Investment Group Hong Kong Limited for a consideration which was satisfied by the issue of 8,888,888 ordinary shares of HK$0.01 each with a fair value of US$2,169,000 of the Company which were issued in 2004.

(b) Business acquisitions accounted for in accordance with IFRS 3:

In June 2004, the Group acquired the entire issued share capital of Mergent Inc. ("Mergent"), for a cash consideration of US$14,642,000, notes payable of US$12,000,000 and the issue of 57,312,577 ordinary shares of HK$0.01 each with a fair value of US$31,235,000 of the Company. Subject to certain contingent settlement provision, the consideration is subsequently amended and a further cash consideration of US$18,788,000 is payable.

Also, in June 2004, the Group acquired the entire issued share capital of Stone & McCarthy Research Associates, Inc., for a cash consideration of US$6,502,000 and the issue of 4,777,070 ordinary shares of HK$0.01 each with a fair value of HK$2,604,000.

In addition, in June 2004, the Group acquired the entire issued share capital of G7 Group Inc., for a cash consideration of US$8,811,000 and the issue of 12,182,251 ordinary shares of HK$0.01 each with a fair value of US$6,639,000.

In August 2004, the Group acquired certain assets and assumed certain liabilities of Historical Securities Data and HSD Services, a unit of Capco Reference Data Services for a cash consideration US$3,042,000 and notes payable of US$683,000.

In August 2004, the Group acquired the entire issued share capital of Ford Investor Services Inc., for a cash consideration of US$1,540,000 and notes payable of US$2,150,000.

27. BUSINESS ACQUISITIONS - continued

The net assets acquired at the date of acquisition were as follows:

(a) Acquisition of MNI in 2004 and acquisitions in 2003 which were accounted for in accordance with IAS 22:

Property, plant and equipment	590	85
Deferred taxation	17	-
Trade and other receivables	2,515	561
Bank balances and cash	1,276	233
Trade and other payables	(2,959)	(175)
Subscriptions received in advance	(216)	-
Obligations under finance leases	(53)	-
Taxation	(32)	-
Bank loans	(300)	-
Minority interests	-	(40)
Net assets	838	664
Goodwill	15,342	3,428
Negative goodwill	-	(98)
	16,180	3,994

In 2004, the net book value of the net assets of MNI at the date of acquisition approximate to their fair value and accordingly no fair value adjustments was required.

(b) Acquisition of Mergent in 2004 which were accounted for in accordance with IFRS 3:

	Book value US$'000	Fair value adjustments US$'000	Fair value US$'000
Net assets acquired:			
Property, plant and equipment	2,190	-	2,190
Intangible assets	12,623	-	12,623
Goodwill	8,072	(8,072)	-
Trade and other receivables	2,881	(69)	2,812
Bank balances and cash	790	-	790
Trade and other payables	(5,950)	(107)	(6,057)
Subscriptions received in advance	(9,759)	-	(9,759)
Note payable	(344)	-	(344)
Net assets	10,503	(8,248)	2,255
Goodwill			74,409
			76,664

27. BUSINESS ACQUISITIONS - continued

(c) Acquisition of other subsidiaries in 2004 which are accounted for in accordance with IFRS 3:

	US$'000
Net assets acquired:	
Property, plant and equipment	192
Intangible assets	1,161
Deferred taxation	285
Trade and other receivables	1,439
Bank balances and cash	3,436
Trade and other payables	(1,871)
Subscriptions received in advance	(1,418)
Taxation	(691)
Minority interests	-
Net assets	2,533
Goodwill	29,439
	31,972

The net book value of the net assets of other subsidiaries at the date of acquisition approximate to their fair value and accordingly no fair value adjustment was required.

	2004 US$'000	2003 US$'000
Satisfied by		
- cash	58,515	169
- consideration payable	21,388	221
- shares	42,374	-
- shares to be issued	2,604	3,604
	124,881	3,994
Net cash (outflow) inflow arising on acquisition		
- cash consideration paid	(58,515)	(169)
- bank balances and cash acquired	5,502	233
	(53,013)	64

The goodwill is attributable to the profitability of the distribution of the Group's products in the new markets and the future operating synergies from the combination.

These newly acquired subsidiaries contributed a net loss of US$972,000 (2003: net profit of US$132,000) for the period between the date of acquisition and the balance sheet date.

Pro Forma Group's Revenue and Results

If the acquisitions had been completed on the first day of the year based on the unaudited management accounts for the whole year of the subsidiaries, the Group's revenue for the year would have been US$81,922,000 and the Group's net profit for the year would have been US$63,000. These pro forma information is presented for illustrative purposes only and is not necessarily an indicative results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2004, nor is it intended to be a projection of future results.

28. MAJOR NON-CASH TRANSACTIONS

In 2004,

(a) the Group issued 81,994,858 ordinary shares of HK$0.01 each with a fair value of US$42,374,000 for acquisition of three subsidiaries;

(b) the Group issued 447,300 ordinary shares of HK$0.01 each with a fair value of US$308,000 to acquire additional interests in a subsidiary;

(c) the Group issued 10,972,028 ordinary shares of HK$0.01 each with a fair value of US$3,604,000 for the acquisition of two subsidiaries in 2003;

(d) the Group entered into finance leases in respect of property, plant and equipment with total capital value of US$17,000 at the inception of the leases;

(e) the Group issued 894,975 ordinary shares of HK$0.01 each with a fair value of US$653,000 to satisfy a debt on behalf of a third party. The amount is dealt with as trade and other receivables; and

(f) the Group received securities assets of US$6,052,000 for services performed.

In 2003, the Group received securities assets of US$4,250,000 for services performed.

29. OPERATING LEASE COMMITMENTS

At the balance sheet date, the Group was committed to make the following future minimum lease payments in respect of land and buildings rented under non-cancellable operating leases which fall due as follows:

	THE GROUP	
	2004	2003
	US$'000	US$'000
Within one year	2,954	446
In the second to fifth year inclusive	4,999	303
After fifth year	220	-
	8,173	749

The Company has no operating lease commitments at the balance sheet date.

30. CAPITAL COMMITMENTS

	THE GROUP	
	2004	2003
	US$'000	US$'000
Capital expenditure authorised but not contracted for in respect of investment	6,229	-

The Company has no capital commitments at the balance sheet date.

31. RETIREMENT BENEFITS SCHEME

The Group operates a Mandatory Provident Fund Scheme (the "Scheme") for all qualifying employees in Hong Kong. The assets of the Scheme are held separately from those of the Group in funds under the control of trustee. The Group contributes 5% of the relevant payroll costs to the Scheme, which contribution is matched by employees but subject to maximum contribution of HK$1,000 per month per employee.

The employees employed in the subsidiaries in PRC are members of the state-managed retirement benefits scheme operated by the PRC government. The PRC subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefits scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefits scheme is to make the required contributions under the scheme.

The Group has a defined-contribution retirement plan (the "Plan") covering the employees in the US subsidiaries who have completed at least three months of service. The first amendment to the Plan dated September 1, 2004 provides that the former employees of certain acquisitions would become immediately eligible to participate in the Plan and would receive prior service credit. Employees may make salary contributions up to 15% of their salary on a pre-tax basis, subject to a maximum contribution. The Group makes matching contributions and may make discretionary profit sharing contributions.

32. RELATED PARTY TRANSACTIONS

In addition to the related party information disclosed elsewhere in the financial statements, significant transactions with related parties, on terms agreed between the parties, was that the Group paid system service costs of US$128,000 (2003: Nil) during the year to FTSE International Limited, a minority shareholder of a subsidiary which has a significant influence on that subsidiary.

33. POST BALANCE SHEET EVENTS

On February 9, 2005, the compensation committee approved that the Company will issue a maximum of 5,000 share options as of February. No consideration is payable on the grant of the share options. Each one-third of the share options granted will be vested by the end of 2005, 2006 and 2007 respectively. Each vested share option will expire at the tenth anniversary of the option grant date. The exercise price of the options is based on the 90 days average closing share price of the Company immediately prior to December 31, 2004.

On April 2005, a warrant holder of the Company has exercised its rights to subscribe for 6,944 ordinary shares of par value of HK$20 each in the Company at an exercise price of US$720 per ordinary share.

34. PRINCIPAL SUBSIDIARIES

Details of the Company's principal subsidiaries at the balance sheet date are as follows:

Name of subsidiary	Place of incorporation/ establishment	Attributable proportion of nominal value of issued/ registered capital held by the Company				Principal activities
		Directly		Indirectly		
		2004	2003	2004	2003	
G7 Group, Inc.	US	100%	-	-	-	Production of government/ fiscal policy analysis
Market News International Inc.	US	100%	-	-	-	Production of fixed income/ forex news analysis
Mergent Inc.	US	100%	-	-	-	Production of database and analysis
Stone & McCarthy Research Associates, Inc.	US	100%	-	-	-	Production of economic statistics analysis
Xinhua Financial Network Limited	Hong Kong	100%	-	-	-	Provision of China-specific indices, financial news feeds, credit ratings and investor relations services
AFX Asia Pte. Limited	Republic of Singapore	-	100%	100%	-	Production and distribution of news
China Finance Limited	Taiwan	-	-	100%	100%	Provision of financial information services and public relations services
Ford Investor Services, Inc.	US	-	-	100%	-	Independent equity research
Fortune China Public Relations Limited	Hong Kong	-	100%	100%	-	Provision of public relations services
Market News (Service) International Inc.	US	-	-	100%	-	Production of fixed income/ forex news analysis
Mergent Japan K.K.	Japan	-	-	100%	-	Production of database and analysis
Mergent Pricing & Evaluation Services Inc.	US	-	-	100%	-	Independent valuations of US fixed income securities
Shanghai NetChina Limited	PRC	-	-	100%	100%	Provision of China financial information and services
SMRA International Inc.	US	-	-	100%	-	Production of economic statistics analysis
Xinhua Financial Network (Beijing) Ltd.	PRC	-	100%	100%	-	Provision of financial information services and public relations services
Xinhua Financial Network (Korea) Limited	Korea	-	100%	100%	-	Provision of financial information services
Xinhua Financial Network (Shanghai) Ltd.	PRC	-	100%	100%	-	Provision of financial information services and public relations services
Xinhua Investment Group Hong Kong Limited	Hong Kong	-	100%	100%	-	Provision of financial advisory services
Xinhua Finance Japan Limited	Japan	-	85%	100%	-	Provision of China financial information and services

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affect the results or assets of the Group.